SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

07 May 2009
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated

                   re: Interim Management Statement

47/09    7 May 2009

LLOYDS BANKING GROUP - INTERIM MANAGEMENT STATEMENT

Key highlights*

  The Group has delivered a good revenue performance in the first quarter of 2009 in what remains a difficult period for financial services companies.

  The Group's net interest margin has reduced as a result of lower deposit margins and higher funding costs offsetting higher asset pricing.

  A strong cost performance has continued to be delivered, resulting in the Group's costs in the first quarter of 2009 being marginally lower than in the first quarter of 2008.

  Corporate impairment levels are rising significantly, reflecting the continuing deterioration in the macro-economic environment.  The vast majority of these higher corporate impairments relate to assets designated for inclusion in the Government Asset Protection Scheme.  Write-downs of investment securities have reduced considerably.

  Excellent progress has been made on the integration of the enlarged Group.

  The Group's intended participation in the Government Asset Protection Scheme will substantially reduce the risk profile of the organisation and significantly strengthen the capital position of the Group.

  As announced in February 2009, we continue to expect the Group to report a loss before tax for 2009, excluding the impact of a credit relating to negative goodwill.

Eric Daniels, Group Chief Executive, commented:

"In extremely challenging market and economic conditions, the Group has made good progress in its first few months. We have delivered a smooth transition to the newly enlarged Lloyds Banking Group and have a clear focus on developing the Group's core businesses.  Over the last few months we have designed and are implementing our new organisational structure, and we have already started to capture significant cost synergies.  New management is in place and we have achieved all of our integration goals for the first 100 days of the enlarged Group.

Our intended participation in the Government Asset Protection Scheme, which we announced in March, will substantially reduce the risk profile of the Group's balance sheet and significantly strengthen our capital position. Whilst we continue to expect difficult economic conditions to prevail over the next year or so, we believe the strengthened Group will be able to comfortably manage through the expected near-term economic downturn and focus on enhancing the Group's prospects for long-term growth."

*Unless otherwise stated, 2009 performance comparisons relate to the equivalent period in 2008 for the enlarged Group's aggregated continuing businesses.

  Good revenue growth in the first quarter of 2009

The Group has delivered good revenue growth in the first quarter of 2009 with a good performance in Wholesale, as a result of lower investment write-downs, a more favourable interest and currency rate environment, good transaction volumes in capital markets and strong flows of client driven derivative transactions at improved spreads.  The overall Group margin has benefited from higher asset margins but these have been more than offset by the impact of lower deposit margins, reflecting the impact of falling base rates, and higher funding costs as the Group continues to extend its wholesale funding maturity profile. We expect these trends in the Group net interest margin to continue throughout the rest of the year.

In Retail, we have continued to build our current account customer franchise, with some 500,000 new current accounts opened during the first quarter of the year. Whilst lending markets have remained subdued throughout the industry, the Group has continued to increase its estimated market share of net new mortgage lending in the first quarter of the year. Unsecured lending balances have remained broadly flat, again reflecting subdued customer demand. Lower levels of payment protection insurance income, reflecting the impact of last December's announcement to move to a monthly premium product, and the impact of falling interest rates on deposit margins have led to retail banking revenues being slightly lower than in the first quarter of last year.

New business sales in our life assurance and pensions businesses were 22 per cent lower than in the first quarter of 2008, reflecting extremely challenging market conditions which have led to a general market-wide slowdown in the sale of life, pensions and investment products.

Strong Group cost performance

The Group has an excellent track record in managing its cost base, and has continued to deliver a strong cost performance in the first quarter of 2009, resulting in the Group's costs being marginally lower than last year.  We are already making significant progress in capturing savings from areas such as procurement and over £150 million of cost synergy run-rate savings have already been realised in the first quarter of the year.  The Group is confident that it will meet its commitment to deliver cost synergies of greater than £1.5 billion per annum by the end of 2011.

Rising impairment levels

Consistent with the guidance given in February this year, during the first quarter of 2009 we have experienced a significant rise in impairment levels in the Group's lending portfolios. This largely represents the impact of the further economic deterioration, including the effects of rising unemployment, reduced corporate cash flows, the continuing impact of lower house prices and falls in the value of commercial real estate.

As we have previously announced, we continue to expect retail impairment levels to rise significantly during 2009, in both the secured and unsecured lending portfolios. We expect continuing declines in commercial property prices and reducing levels of corporate cash flows as we anticipate a continuing difficult economic outlook. These factors are now leading us to anticipate further corporate defaults during the rest of the year, notably in the commercial real estate portfolios in the UK and Ireland. In particular, the real estate exposures in the legacy HBOS portfolios are more sensitive to a downturn in the economic environment. As a result, corporate impairments in 2009 are expected to be more than 50 per cent higher than in 2008.

    In March, when the Group agreed to enter the Government Asset Protection Scheme, we included those portfolios that we expected would be most sensitive to a downturn in the economic environment. As a result, the vast majority of the corporate assets forecast to give rise to higher impairments are covered by the Group's intended participation in the Government Asset Protection Scheme.  We continue to expect Treasury asset and investment portfolio write-downs to be significantly lower in 2009.

The initial fair value work undertaken on the HBOS lending portfolios acquired earlier in the year took into account an appropriate level of credit risk. Accordingly there will be a partially offsetting credit to the Group's 2009 income statement, reflecting an accelerated fair value adjustment unwind relating to this credit risk.

Insurance volatility

A large proportion of the investments held by the Group's insurance business is invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations. Whilst it is expected that those investments will provide enhanced returns over the longer term, the short-term impact of investment market volatility can be significant. In the first quarter of 2009, the decline in equity markets and a widening of credit spreads in fixed income markets contributed to adverse volatility, excluding policyholder interests volatility, of £0.7 billion. This primarily reflects a reduction in the market-consistent valuation of the annuity portfolio, driven by the widening of corporate bond spreads, and lower expected future shareholder income from contracts where the underlying policyholder investments are in equities.

Improving capital ratios and strong liquidity and funding position

On 7 March 2009, the Group announced its intention to participate in the Government Asset Protection Scheme, which will substantially reduce its risk-weighted assets and very significantly strengthen the Group's capital position.  Adjusting for the anticipated effects, the Group's proforma 31 December 2008 core tier 1 capital ratio will be approximately 14.5 per cent, the tier 1 capital ratio will be approximately 18.7 per cent and the total capital ratio will be approximately 20.5 per cent. The Group's risk-weighted assets are expected to reduce by approximately £194 billion.

Over the last few months, the Group has completed a number of balance sheet liability management transactions that have generated significant core tier 1 capital by redeeming certain securities at a discount to their balance sheet carrying value. A substantial number of note holders have accepted the various offers made and, as a result, the Group expects a pre-tax profit from these transactions of approximately £1 billion.

The Group has maintained a strong liquidity position and has continued to lengthen the maturity profile of the Group's wholesale liabilities. During the first quarter of 2009, the percentage of the Group's wholesale funding with a maturity of over one year continued to rise.

  Intended participation in the Government Asset Protection Scheme

As announced on 7 March 2009, the Group intends to participate in the Government Asset Protection Scheme ('Scheme').  As previously announced, the Group's participation remains subject to further due diligence by HM Treasury and agreement with regard to the detailed operation of the Scheme.  Accordingly, discussions and negotiations with HM Treasury to finalise these matters are continuing and are expected to be concluded over the next few months.

The Group's implementation of the Scheme remains subject to obtaining regulatory and European Commission state aid clearance for the Scheme as a whole, as well as shareholder approval. An additional state aid approval will be needed from the European Commission for the Group's ongoing participation in the Scheme.

Interim Management Statement webcast details

The Group Finance Director's briefing will be available as a live audio webcast, at 8.00 a.m. this morning, on the Investor Relations website at  www.lloydsbankinggroup.com/investors.asp  and a recording will be posted on the website shortly after the briefing.

The Group's interim results will be announced on 5 August 2009.

For further information:

Investor Relations

Michael Oliver    +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe    +44 (0) 20 7356 1571

Senior Manager, Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O'Riordain    +44 (0) 20 7356 1849

Group Communications Director

Email: shane.o'riordain@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  07 May 2009